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                         PARAGON LIFE INSURANCE COMPANY


                       DESCRIPTION OF ISSUANCE, TRANSFER
                         AND REDEMPTION PROCEDURES FOR
          INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                     Pursuant to Rule 6e-3(T) (b) (12) (ii)


     This document sets forth the administrative procedures that will be followed by Paragon Life Insurance Company (the "Company") in connection with the issuance of Individual Flexible Premium Variable Life Insurance Policies, the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policies.

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

     A.  Premium Payments and Underwriting

         Premiums for the Policies will not be the same for all Owners of Policies ("Owners"). Payment of or electronic bank draft authorization for the initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The Company requires that the initial premium for a Policy be at least equal to one-twelfth (1/12) of the planned annual premium. Minimum first year planned annual premiums will be established.

     Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. For the first Policy year, the amount of the planned premiums can be no less than the minimum annual premium. The Owner may establish a

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schedule of planned premiums which will be billed by the Company at regular intervals. Those offered are annual premiums or monthly premiums via electronic bank draft. Failure to pay planned premiums, however, will not itself cause the Policy to lapse.

     An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the following limitations. Every premium payment must be at least $20. In no event may the total of all premiums paid in any Policy year exceed the current maximum premium limitations for that year established by Federal tax laws. The maximum premium limit for a Policy year is the largest amount of premium that can be paid in that Policy year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations referred to in section 7702 (c) of the Internal Revenue Code of 1986, as amended, or any successor provision. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law. The Company may require additional evidence of insurability if any premium payment would cause an increase in the Policy's death benefit exceeding the premium received.

     Net premiums will be priced based upon the share price as of the close of the day the premiums are received. A Policy will remain in force so long as the Cash Surrender Value is sufficient to pay the monthly deduction. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the Cash Value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost

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of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Insured incurs an insurance rate commensurate with his mortality risk which is actuarially determined based on such factors as attained age, rate class, and sex (except for Policies sold in Montana). Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single
"rate" for all Insureds in a given actuarial category.

     Current cost of insurance rates will be determined by the Company based upon expectations as to future mortality experience. However, the cost of insurance rates for fully underwritten and simplified issue Policies which are not in a substandard risk class are guaranteed not to exceed rates based upon 100% of the Commissioners' male/female smoker/nonsmoker 1980 Standard Ordinary Mortality Tables (1980 CSO Table SA, 1980 CSO Table NA, 19801 CSO Table SG, and 1980 CSO Table NG), age last birthday. Higher rates apply if the Insured is determined to be in a substandard risk class.

     In two otherwise identical Policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. Policies issued with simplified underwriting may, in general, incur a higher cost of insurance than Policies issued under full underwriting.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair

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discrimination among Insureds but recognize that premiums may be based upon factors such as age, sex, health, and occupation.

     B.  Application and Initial Premium Processing

         Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as consulting the Medical Information Bureau and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

         The Company currently may place Insureds into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.
The degree of underwriting imposed may vary from full underwriting to simplified issue underwriting. However, regardless of which underwriting procedure is used, acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

         Insurance coverage under a Policy will begin on the issue date, which is the date as of which the Policy is delivered and the initial premium has been received prior to the Insured's death and prior to any change in health as shown in the application. The issue date is used to determine Policy anniversaries, Policy years, and Policy months.

         The Company will allocate the net premiums among the Divisions of the Separate Account according to the allocation indicated on the application for insurance. The allocation of

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net premiums may be changed for future premium receipts by the Owner's written request. Pricing of the initial premiums will be as of the latter of the day received or the date of issue of the Policy. During the period from the Issue Date to the end of the Right to Examine Policy period, Net Premiums will automatically be allocated to the Division that invests in the Money Market Fund. When this period expires, the Policy's Cash Value in that Division will be transferred to the Divisions of the Separate Account in accordance with the allocation requested in the application for the Policy, or any allocation instructions received subsequent to the receipt of the application.

          There is a minimum Face Amount by issue age band. An Insured's age and the minimum Face Amount of a Policy have an inverse relationship. As an Insured's issue age increases, the minimum Face Amount of a Policy decreases. Currently, the lowest available Face Amount is $75,000 for an Insured in the age class of 65+.

     C.   Reinstatement Procedures

          The Policy may be reinstated within five years after lapse and before the Maturity Date unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of a written application for reinstatement, production of evidence of insurability satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider) and payment of sufficient premium to cover the monthly deductions due at the time of lapse, and two times the monthly deduction due at the time of reinstatement. Any indebtedness must also be paid or reinstated.

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     The amount of cash value on the date of reinstatement will be equal to the amount of any loan reinstated, increased by the net premiums paid at reinstatement, and any loans paid at the time of reinstatement. The effective date of reinstatement will be the date of approval by the Company of the application for reinstatement. There will be a full monthly deduction for the Policy month that includes that date.


II.  REDEMPTION PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

     Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.


     A.  Surrenders and Partial Withdrawals

     At any time during the lifetime of the Insured and while a Policy is in effect, the Owner may surrender, or make a partial withdrawal under, the Policy by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable upon surrender or a partial withdrawal will ordinarily be paid within seven days of receipt of the written request.

     If the Policy is being surrendered, the Policy itself must be returned to the Company along with the request. If the Policy cannot be returned, a lost policy affidavit is


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required. Upon surrender, the Company will pay the Cash Surrender Value (the cash value less any indebtedness) to the Owner. Surrender proceeds will be paid in a single sum. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender.

     After the first Policy year, an Owner may make up to one partial withdrawal each Policy Month from the Separate Account. The minimum amount of a partial withdrawal, net of any transaction charges, is at least $500 or the Policy's Cash Value if smaller. The minimum amount that can be withdrawn from any one Division is $50, or the Cash Value in the Division, if smaller. The maximum amount that may be withdrawn, including the partial withdrawal transaction charge, is the Loan Value. A transaction charge equal to the lesser of $25 or two percent of the amount withdrawn applies to each partial withdrawal.

     The Owner may allocate the amount withdrawn, subject to the above conditions, among the Divisions of the Separate Account. If no allocation is specified, then the partial withdrawal will be allocated among the Divisions of the Separate Account in the same proportion that the Policy's Cash Value in each division bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for the partial withdrawal is received.

     The death benefit will be affected by a partial withdrawal. If Option A is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the partial withdrawal transaction charge. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by the amount that the partial withdrawal plus the partial withdrawal transaction charge exceeds the difference between the death benefit and the Face


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Amount. The death benefit will also be reduced in this circumstance. If Option B is in effect, the Face Amount will not change.

     The Face Amount remaining in force after a partial withdrawal may not be less than the minimum or the applicable minimum issue amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be executed. Partial withdrawals will be applied first to reduce the initial Face Amount and then to each increase in Face Amount in order, starting with the first increase.


     B.  Change in Face Amount

     An Owner may increase or decrease the Face Amount of a Policy (without changing the death benefit option) once each Policy year after the first Policy Anniversary. A written request is required for a change in the Face Amount. Any change is subject to the following conditions:

          1. Any decrease will become effective on the Monthly Anniversary on or next following receipt of the written request.

          2. The minimum decrease allowed is $5,000, and the Face Amount may not be decreased below the minimum Face Amount. If, following the decrease in Face Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or Cash Value may be returned to the Owner, at his or her election,


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               to the extent necessary to meet these requirements. Any decrease will reduce the Face Amount in the following order:

               a.   The Face Amount provided by the most recent increase;

               b.   The next most recent increases successively; and

               c.   The initial Face Amount.


          3. For an increase in the Face Amount, the Company requires that satisfactory evidence of insurability be submitted. If approved, the increase will become effective as of the Monthly Anniversary on or following receipt of satisfactory evidence of insurability. In addition, the Insured must have an Attained Age of not greater than 80 on the effective date of the increase. The increase may generally not be less than $5,000. The Face Amount may not be increased more than the maximum Face Amount for that Policy.


     C.  Change in Death Benefit Option

     After the first Policy Anniversary, the Owner may request in writing to change the death benefit option. The Company reserves the right to limit the number of changes in death benefit options to one each Policy Year. If the request is to change from Option A to Option B, the Face Amount will be decreased by the amount of the Cash Value on the effective date of the change. Evidence of insurability satisfactory to the Company will be required on a change from Option A to Option B. This change cannot be made if it would result in a Face Amount of less than the minimum. If the request is to change from Option B to Option A, the Face Amount


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will be increased by the amount of the Cash Value on the effective date of the change. The effective date of a change will be the Monthly Anniversary on or following the date the request for change is received by the Company. A change in death benefit option may have Federal Income Tax consequences.


     D.  Benefit Claims

     While the Policy remains in force, the Company will pay the death benefit proceeds to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its Home Office of due proof of death of the Insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

     The amount of the death benefit proceeds payable is determined at the end of the Valuation Period during which the Insured dies. The amount of the death benefit will never be less than the current Face Amount of the Policy as long as the Policy remains in force. The proceeds will be reduced by any outstanding indebtedness. The proceeds will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month. The death benefit may exceed the Face Amount of the Policy depending on the death benefit option in effect, the Cash Value of the Policy, and the applicable percentage in effect at the date of death. Under Option A, the death benefit is the greater of the Face Amount or the Cash Value on the date of death multiplied by the applicable percentage. Under Death Benefit Option B, the death benefit is equal to the Face Amount plus the Cash Value on the date of death or, if greater, the applicable percentage (as per Option A) of the Cash Value on the date of death.


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          If the Insured is living on the maturity date (the date on which the insured reaches attained age 100), the Company will pay the Cash Surrender Value of the Policy on the maturity date.

          Death benefit proceeds may be paid in a single-sum, or under one of the settlement options that may be available. The election may be made by the Owner during the Insured's lifetime, or, if no election is in effect at death, by the beneficiary. An option is available only if the proceeds to be applied are $5,000 or more. The settlement options are subject to the restrictions and limitations set forth in the Policy.

          Proceeds may also be payable through the Accelerated Death Benefit Settlement Option Rider available under the Policy. This rider provides for the accelerated payment of a portion of death benefit proceeds in a single sum to the Owner if the Insured is terminally ill. Under the rider, which is available at no additional cost, the Owner may make a voluntary election to completely settle the Policy in return for the Company's accelerated payment of a reduced death benefit. The Owner may make such an election under the rider if the Insured has a life expectancy of 12 months or less. Any irrevocable beneficiary and assignees of record must provide written authorization in order for the Owner to receive the accelerated benefit.

          The amount of the death benefit payable under the rider will equal the Cash Surrender Value under the Policy on the date the Company receives satisfactory evidence of terminal illness as discussed above, (less any Indebtedness and any term insurance added by other riders) plus the product of the applicable "benefit factor" multiplied by the difference of (a)

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minus (b), where (a) equals the Policy's death benefit proceeds, and (b) equals the Policy's Cash Surrender Value. The "benefit factor," in the case of terminal illness, is 0.85.

     E.  Policy Loans

          After the first Policy Anniversary, the Owner may, by written request to the Company, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. The loan value is equal to 85% of the Cash Value of the Policy on the date the Policy loan is requested, reduced by the amount of any existing loans and interest payable on those loans. The minimum amount that may be borrowed is $100. Any amount due to an owner under a loan ordinarily will be paid within seven days after the Company received a loan request at its Home Office, although payments may be postponed under certain circumstances.

          When a Policy Loan is made, Cash Value equal to the amount of the loan will be transferred to the "Loan Account" (part of the Company's general assets) as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account to the Loan Account in the same proportion that the Policy's Cash Value in each Division bears to the Policy's total Cash Value, less the cash value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. Cash Value transferred to the Loan Account to secure a Policy Loan will accrue interest daily at an annual rate not less than 5%. The Loan Account crediting rate will be determined by Company officers as authorized by the Board of Directors. The interest rate charged will be 8%.

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          A Policy loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in effect. When a loan repayment is made, an amount securing the indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account in the same proportion that cash value in the Loan Account bears to the cash value in each Loan division.


III.  TRANSFERS

          Under the Company's current rules, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account available with the Policy. Requests for transfers from or among Divisions of the Separate Account must be in writing and may be made once each Policy Month. Transfers must be in amounts of at least $250 or, if smaller, the Policy's Cash Value in a Division. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

          Although the Company currently intends to continue to permit transfers for the foreseeable future, the Policy provides that the Company may modify the transfer privilege, by changing the minimum amount transferable, by altering the frequency of transfers, by imposing a transfer charge, by prohibiting transfers, or in such other manner as the Company may determine at its discretion.

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IV.  REFUNDS

     A.   Right to Examine Policy Period

          An Owner may cancel a Policy within 10 days after receiving it or such longer period required by state law. If a Policy is cancelled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy or any different amount required by state law.

          The Company will apply premiums to the Division that has the Money Market Portfolio during the "free look" period. It will then allocate to the Divisions of the Separate Account as initially requested after this period. Any refund of premiums due to the "free look" provision would be paid from the Separate Account. Any insufficiencies in funds from the Separate Account will be paid from our general assets.

          To cancel the Policy, the Owner must mail or deliver the Policy directly to the Company. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.

          A request for an increase in Face Amount may also be cancelled. The request for cancellation must be made within 10 days from the date the Owner received the new Policy specifications page for the increase, or such longer period required by state law.

          Upon cancellation of an increase, the Owner may request that the Company refund the amount of the additional charges deducted in connection with the increase. This will

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equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made absent the increase.

     If no request is made, the Company will increase the Policy's Cash Value by the amount of these additional charges. This amount will be allocated among the Divisions of the Separate Account in the same manner as it was deducted.


     B.  Suicide

     In the event the insured commits suicide, whether sane or insane, within two years of the issue date (or within the maximum period permitted by the laws of the state in which the policy was delivered, if less than two years), the amount payable will be limited to the return of premiums paid, less any indebtedness and partial withdrawals. In the event of suicide within two years of the effective date of any increase in Face Amount will be limited to the amount of the monthly deductions for the increase.


     C.  Incontestability Clause

     The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the Insured. An increase in the Face Amount or addition of a rider after the Issue Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. Any reinstatement of a Policy is incontestable, except for nonpayment of premiums, only after it has been in force during the lifetime of the Insured for two years after the effective date of the reinstatement.


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     D.  Misstatement of Age or Sex, and Corrections

     If the age or sex (except under any Policies sold in Montana) of the Insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

     Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.


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